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                               April 20, 2023

       Kelly Roman
       Chief Executive Officer
       Fisher Wallace Laboratories, Inc.
       630 Flushing Avenue, Box 84
       Brooklyn, NY11206

                                                        Re: Fisher Wallace
Laboratories, Inc.
                                                            Post-Qualification
Amendment No. 1 on Form 1-A
                                                            Filed March 29,
2023
                                                            File No. 024-12134

       Dear Kelly Roman:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 1 on Form 1-A filed March 29, 2023

       Cover Page

   1. Please revise the cover page to provide a price per security, including the value of non-
                                                        cash consideration for
the bonus shares. Refer to Securities Act Rule
                                                        251(a)(1).
Additionally, please ensure that your disclosure describes the differentiated pricing or terms in the
summary section.
   2. Please revise your cover page to disclose that you have a dual class structure.
       Plan of Distribution
       Investor Perks and Additional Bonus Shares, page 18

   3. Please fill in the blank in this section to clarify who may receive bonus shares.
 Kelly Roman
FirstName   LastNameKelly
Fisher Wallace  Laboratories,Roman
                              Inc.
Comapany
April       NameFisher Wallace Laboratories, Inc.
       20, 2023
April 220, 2023 Page 2
Page
FirstName LastName
General

4. Please revise to provide a balance sheet as of the two most recently completed fiscal year end. Refer to Form 1-A, Part F/S(b)(3)(A).
5. We note the addition of the StartEngine OWNers program in this post-qualification amendment. Please clarify the total number of shares of common stock you are offering.
         In this regard, we note that your cover pages discloses up to 937,207 shares of Class B common stock, plus up to 281,162 Bonus Shares. Your plan of distribution; however, now states that "certain investors in this offering are entitled to 10% Bonus Shares of the
         company   s Common Stock (effectively a discount on the price paid per share)."
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abby Adams at (202) 551-6902 or Lauren Nguyen at (202) 551-3642 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Industrial Applications and
                                                               Services
cc:      Jeffrey S. Marks